Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 9, 2019 - For Immediate Release

Great Panther Announces At-The-Market Offering of up to US$25 Million

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) announces that it has entered into an At-the-Market Offering Agreement dated July 9, 2019 (the “ATM Agreement”) with H.C. Wainwright & Co. (the “Lead Agent”), and Eight Capital (collectively with the Lead Agent, the “Agents”). Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Lead Agent, as lead sales agent, common shares of the Company (the “Common Shares”) having an aggregate gross sales price of up to US$25 million (the “Offering” or “ATM Facility”). Sales of the Common Shares will be made in "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE American stock exchange (“NYSE American”) or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The Company will determine, at its sole discretion, the date, price and number of Common Shares to be sold under the ATM Facility.  The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any Common Shares at any time during the term of the ATM Facility, and there are no fees for having established the ATM Facility. The ATM Agreement does not restrict the Company from conducting other financings.

The Company intends to use the net proceeds of the Offering, if any, for the Company’s operational and capital expenditures, to maintain its working capital balances and for general corporate purposes. The Company will pay to the Lead Agent a placement fee for Common Shares sold under the ATM Agreement and will reimburse certain expenses of the Agents.

“We may use the ATM Facility as a means to supplement our capital needs if the need arises”, stated James Bannantine, President and CEO. “As noted in our previous disclosures, Great Panther is also reviewing and considering other financing options to refinance debt repaid in connection with the acquisition of Beadell, and to fund our projects and investments, and general working capital. These investments include exploration at Tucano, which we commenced shortly after closing the acquisition in March, various Tucano optimization projects, as well as the Topia Mine expansion in Mexico.”

The TSX has conditionally approved the ATM Facility.  The Common Shares under the ATM Facility have been approved for listing by the NYSE American, subject to notice of issuance.

The Offering will be made by way of a prospectus supplement dated July 9, 2019 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Prospectus Supplement has been filed with the British Columbia Securities Commission and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base shelf Prospectus) is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated offering of Common Shares under the ATM Facility, the proceeds from sales under the ATM Facility, the anticipated use of proceeds from such sales and the Company’s financing options.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to the market for Great Panther’s securities, potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to complete any sales of Common Shares under the ATM Facility or otherwise secure alternative financing options. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:       1 888 355 1766

Tel:               +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3